UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MOMO INC.

(Name of Issuer)

CLASS A ORDINARY SHARES

(Title of Class of Securities)

60879B107

(CUSIP Number)

c/o Nan Peng Shen

Suite 3613, 36/F, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

June 23, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60879B107	Page 2 of 19

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SCC GROWTH I HOLDCO A, LTD. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1141870
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,063,441
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,063,441
11.	Aggregate amount beneficially owned by each reporting person 2,063,441
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 3 of 19

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-0205433
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,063,441
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,063,441
11.	Aggregate amount beneficially owned by each reporting person 2,063,441
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 4 of 19

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

26-0204337

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,063,441
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,063,441
11.	Aggregate amount beneficially owned by each reporting person 2,063,441
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 5 of 19

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA GF HOLDCO III-A LTD. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1157403
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,348,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,348,923
11.	Aggregate amount beneficially owned by each reporting person 11,348,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.0%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 6 of 19

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA GROWTH FUND III, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

98-1160392

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,348,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,348,923
11.	Aggregate amount beneficially owned by each reporting person 11,348,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 7 of 19

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SC CHINA GROWTH III CO-INVESTMENT 2014-A, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

98-1169076

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,158,602
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,158,602
11.	Aggregate amount beneficially owned by each reporting person 5,158,602
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 8 of 19

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA GROWTH III MANAGEMENT, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1159704
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,507,525
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,507,525
11.	Aggregate amount beneficially owned by each reporting person 16,507,525
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.9%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 9 of 19

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA HOLDING LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,570,966
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,570,966
11.	Aggregate amount beneficially owned by each reporting person 18,570,966
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.6%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 10 of 19

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP CHINA ENTERPRISES LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,570,966
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,570,966
11.	Aggregate amount beneficially owned by each reporting person 18,570,966
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.6%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 11 of 19

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) NAN PENG SHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,570,966
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,570,966
11.	Aggregate amount beneficially owned by each reporting person 18,570,966
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.6%
14.	Type of reporting person (see instructions) IN

PREAMBLE

This Statement on Schedule 13D (this “Schedule 13D”) supersedes the Statement on Schedule 13G, filed on February 12, 2015 by SCC Growth I Holdco A, Ltd. (“SCCG I HOLDCO A”), Sequoia Capital China Growth Fund I, L.P. (“SCCGF I”), Sequoia Capital China Growth Partners Fund I, L.P. (“SCCGF PTRS I”), Sequoia Capital China GF Principals Fund I, L.P. (“SCCGF PRIN I”), Sequoia Capital China Growth Fund Management I, L.P. (“SCCGF MGMT I”), Sequoia Capital China GF Holdco III-A, Ltd. (“SCCGF HOLDCO III-A”), Sequoia Capital China Growth Fund III, L.P. (“SCCGF III”), SC China Growth III Co-Investment 2014-A, L.P. (“SCCG III CO-INV 2014-A”), SC China Growth III Management, L.P. (“SCCG III MGMT”), SC China Holding Limited (“SCC HOLD”), SNP China Enterprises Limited (“SNP”) and Nan Peng Shen (“NS”), relating to Class A ordinary shares of Momo Inc. This Schedule 13D is being filed as a result of the events described in Item 4 below.

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity securities to which this Schedule 13D relates are the Class A ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of Momo Inc., a Cayman Islands company (the “Issuer”). The address of the principal executive offices of the Issuer is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) SCCG I HOLDCO A, (2) SCCGF I, (3) SCCGF MGMT I, (4) SCCGF HOLDCO III-A, (5) SCCGF III, (6) SCCG III CO-INV 2014-A, (7) SCCG III MGMT”, (8) SCC HOLD, (9) SNP and (10) NS. SCCGF MGMT I is the General Partner of SCCGF I. SCCGF I owns 100% of the outstanding ordinary shares of SCCG I HOLDCO A. SCCG III MGMT is the General Partner of SCCGF III and SCCG III CO-INV 2014-A. SCCGF III owns 100% of the outstanding ordinary shares of SCCGF HOLDCO III-A. SCC HOLD is the General Partner of SCCGF MGMT I and SCCG III MGMT. SNP is the Director of, and wholly owns, SCC HOLD. NS is the Director of, and wholly owns, SNP. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act with the other members of the Buyer Group. See Item 4 below.

(b) The business address of the Reporting Persons is Suite 3613, 36/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(c) The principal occupation or employment of SCCGF MGMT I is to serve as general partner of SCCGF I. The principal occupation or employment of SCCG III MGMT is to serve as general partner of SCCGF III and SCCG III CO-INV 2014-A. The principal occupation or employment of SCC HOLD is to serve as general partner of SCCGF MGMT I and SCCG III MGMT. The principal occupation or employment of each of SCCGF I, SCCG I HOLDCO A, SCCG III CO-INV 2014-A, SCCGF III and SCCGF HOLDCO III-A is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SNP is to serve as the Director and parent company of SCC HOLD. The principal occupation or employment of NS is to serve as the Director and whole owner of SNP.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCCG I HOLDCO A, SCCGF I, SCCGF MGMT I, SCCGF HOLDCO III-A, SCCGF III, SCCGIII CO-INV 2014-A, SCCG III MGMT and SCC HOLD are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. NS is a citizen of Hong Kong SAR.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 18,570,966, all of which were issued as described below. The source of the funds used to purchase the preferred shares of the Issuer was capital contributions by the partners of such Reporting Persons and the available funds of such entities.

Pursuant to a Series D Preferred Share Purchase Agreement, dated as of April 22, 2014, SCCG I HOLDCO A purchased 2,063,441 Series D Preferred Shares for an aggregate consideration of $10,000,000, SCCGF HOLDCO III-A purchased 11,348,923 Series D Preferred Shares for an aggregate consideration of $55,000,000 and SCCG III CO-INV 2014-A purchased 5,158,602 Series D Preferred Shares for an aggregate consideration of $25,000,000. All of the 18,570,966 Series D Preferred Shares were converted into 18,570,966 Ordinary Shares in connection with the completion of the Issuer’s initial public offering.

ITEM 4.	PURPOSE OF TRANSACTION.

On June 23, 2015, Yan Tang, Matrix Partners China II Hong Kong Limited (“Matrix”), Sequoia Capital China Investment Management L.P. and Huatai Ruilian Fund Management Co., Ltd. (Huatai Ruilian, and collectively, the “Buyer Group”) jointly submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Buyer Group for cash consideration equal to US$18.90 per ADS, or US$9.45 per Class A Ordinary Share (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Buyer Group. Neither the Issuer nor any member of the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

On July 6, 2015, the Buyer Group entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the Buyer Group will cooperate in connection with a possible acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal. The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) 9-month after the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the mutual written agreement of the members of the Buyer Group, members of the Buyer Group have agreed to work exclusively with each other with respect to the Transaction.

If the Proposed Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Select Market.

References to each of the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibit 99.2 and Exhibit 99.3, and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares are based upon 280,869,740 Ordinary Shares outstanding as of December 30, 2014, as reported in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 20, 2015. Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 18,570,966 Ordinary Shares of the Issuer, representing approximately 6.6% of the outstanding Ordinary Shares of the Issuer. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCCG I HOLDCO A beneficially owns 2,063,441 Ordinary Shares, which represents approximately 0.7% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF I, as the parent company of SCCG I HOLDCO A, may be deemed to beneficially own 2,063,441 Ordinary Shares, which represents approximately 0.7% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF MGMT I, as the general partner of SCCGF I, may be deemed to beneficially own an aggregate of 2,063,441 Ordinary Shares, which represents approximately 0.7% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF HOLDCO III-A beneficially owns an aggregate of 11,348,923 Ordinary Shares, which represents approximately 4.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF III, as the parent company of SCCGF HOLDCO III-A, may be deemed to beneficially own an aggregate of 11,348,923 Ordinary Shares, which represents approximately 4.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCG III CO-INV 2014-A beneficially owns an aggregate of 5,158,602 Ordinary Shares, which represents approximately 1.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCG III MGMT, as general partner of SCCGF III and SCCG III CO-INV 2014-A, may be deemed to beneficially own an aggregate of 16,507,525 Ordinary Shares, which represents approximately 5.9% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as general partner of SCCGF MGMT I and SCCG III MGMT, may be deemed to beneficially own an aggregate of 18,570,966 Ordinary Shares, which represents approximately 6.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, as general partner of SCC HOLD, may be deemed to beneficially own an aggregate of 18,570,966 Ordinary Shares, which represents approximately 6.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 18,570,966 Ordinary Shares, which represents approximately 6.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Reporting Persons may be deemed to be a “group” with Mr. Tang, Matrix and Huatai Ruilian for purposes of Section 13(d) of the Act as a result of entering into the Consortium Agreement and the submission of the Proposal (each as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by Mr. Tang, Matrix and Huatai Ruilian. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by Mr. Tang, Matrix or Huatai Ruilian. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons themselves are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement dated as of July 6, 2015, by and among SCCG I HOLDCO A, SCCGF I, SCCGF MGMT I, SCCGF HOLDCO III-A, SCCGF III, SCCGIII CO-INV 2014-A, SCCG III MGMT, SCC HOLD, SNP and NS.

99.2	Consortium Agreement, dated as of July 6, 2015, by and among Mr. Yan Tang (as defined therein), Matrix (as defined therein), Sequoia ((as defined therein) and Huatai Ruilian (as defined therein).

99.3	Proposal Letter to the Issuer from the Buyer Group (as defined therein), dated June 23, 2015.

99.4	Series D Preferred Share Purchase Agreement, dated as of April 22, 2014, by and among the Company (as defined therein), the HK Co (as defined therein), the WFOE (as defined therein), the Domestic Company (as defined therein), the Founders (as defined therein), the Founder Holdcos (as defined therein) and the Investors (as defined therein) (incorporated by reference to Exhibit 10.4 to the Form F-1 filed on November 7, 2014 with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 6, 2015

SCC Growth I Holdco A, Ltd.

By:	Sequoia Capital China Growth Fund I, L.P.
its Member

By:	Sequoia Capital China Growth Fund Management I, L.P.
its General Partner

By: SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund I, L.P.

By:	Sequoia Capital China Growth Fund Management I, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund Management I, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China GF Holdco III-A, Ltd.

By:	Sequoia Capital China Growth Fund III, L.P.
its Member

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund III, L.P.

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Growth III Co-Investment 2014-A, L.P.

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Growth III Management, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen